SO 3/6/02

FY 3/17

SECURITI 02018531 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5350 SOUTH ROSLYN STREET, SUITE 380
(No. and Street)

ENGLEWOOD (City) COLORADO (State) 80111 (Zip Code)

RECEIVED MAR 04 2002 WASH. D.C. SECTION 140

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, VICKI D.E. BARONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATHGATE MCCOLLEY CAPITAL GROUP LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public 5/7/04

NANCY STRATTON NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Members
Bathgate McColley Capital Group, LLC

We have audited the accompanying statement of financial condition of Bathgate McColley Capital Group, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bathgate McColley Capital Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 1, 2002

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	54 472
Receivables:		
Clearing broker		2 405
Commissions		105 393
Related parties (Note 3)		17 153
Office equipment, at cost, net of accumulated depreciation of $13,183		8 485
Other assets		4 510
	$	**192 418**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES - accounts payable and other liabilites	$	70 030
CONTINGENCIES (Note 4)		
MEMBERS' EQUITY (Note 1 and 2)		122 388
	$	**192 418**

The accompanying notes are an integral part of this statement.

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	1 462 859
Investment banking and other		335 326
Total revenue		1 798 185
EXPENSES:		
Salaries		847 747
Commissions		614 535
General and administrative		139 415
Professional fees		65 063
Occupancy costs		66 122
Bad debt expense		30 000
Clearing charges		22 950
Marketing costs		1 037
Total expenses		1 786 869
NET INCOME	**$**	**11 316**

The accompanying notes are an integral part of this statement.

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

BALANCE, December 31, 2000	$	111 072
Contributions		-
Net income		11 316
BALANCE, December 31, 2001	**$**	**122 388**

The accompanying notes are an integral part of this statement.

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	11 316
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6 744
Bad debt expense		30 000
Increase in commissions receivable		(87 761)
Increase in accounts payable and other liabilities		59 310
Net cash provided by operating activities		19 609
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in other assets		(910)
Decrease in receivables-related parties		1 798
Purchase of equipment		(1 784)
Net cash used in investing activities		(896)
NET INCREASE IN CASH		18 713
CASH, at beginning of year		35 759
CASH, at end of year	**$**	**54 472**

The accompanying notes are an integral part of this statement.

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bathgate McColley Capital Group, LLC (the "Company") was incorporated in 1995, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Limited Liability Company consisted of three members prior to December 31, 2001. As of December 31, 2001, the Company became a wholly-owned subsidiary of Bathgate McColley & Associates LLC ("parent"). The operating agreement provides that each member share in the profits and losses pro rata based on their percentage interests in the Company on each day of the Company's taxable year.

The Company records securities transactions and related revenue and expenses on a settlement date basis, which does not differ materially from trade date accounting.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company is not subject to federal and state income taxes. The members report their distributive share of realized income, gain, loss, deductions or credits on their income tax returns.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short term nature of those instruments.

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $45,945 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.52 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies premises leased by its parent and directly pays the lessor for such rentals. During the year ended December 31, 2001 the Company paid rent of $51,886.

The Company has an agreement with its parent, whereby the Company pays $500 per month in management fees. During the year ended December 31, 2001, the Company paid $6,000 in management fees. At December 31, 2001, the Company had a receivable from its parent in the amount of $17,153.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivables from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDITS:	
Members' equity	$ 122 388
DEBITS:	
Receivables from related parties	17 153
Non-allowable commissions receivable	46 295
Office equipment, net	8 485
Other assets	4 510
Total debits	76 443
NET CAPITAL	45 945
Minimum requirements of 6 2/3% of aggregate indebtedness of $70,030 or $5,000, whichever is greater	5 000
Excess net capital	**$ 40 945**
AGGREGATE INDEBTEDNESS-accounts payable and other liabilities	**$ 70 030**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.52 to 1**

See the accompanying Independent Auditors' Report.

BATHGATE MCCOLLEY CAPITAL GROUP, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17a-5 PART II FILING	$	80 742
Increase in non-allowable commissions receivable		34 797
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(D)	**$**	**45 945**

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Bathgate McColley Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Bathgate McColley Capital Group, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bathgate McColley Capital Group, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Bathgate McColley Capital Group, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Bathgate McColley Capital Group, LLC was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 1, 2002

BATHGATE MCCOLLEY
CAPITAL GROUP, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001